UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

October 24, 2013

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Third Quarter 2013 Results

Buenos Aires, October 23, 2013 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the third quarter ended September 30, 2013.

Petrobras Argentina’s net income for 2013 third quarter was a P$263 million gain. Net income for 2012 third quarter was a P$323 million gain.

Petrobras Argentina’s net income for the nine-month periods ended September 30, 2013 and 2012 was P$677 million and P$614 million, respectively.

Income Statement

Sales

Gross profit

Equity in earnings of affiliates

Operating Income

Financial income (expense) and holding gains (losses)

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2013 quarter net sales increased P$259 million to P$1,918 million.

Crude oil sales increased P$197 million to P$1,637 million in 2013 quarter, mainly as a result of an improvement in average sales prices. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from the natural decline of mature fields.

Gas sales increased 30% to P$257 in 2013 quarter, mainly due to an improvement in average sales prices, attributable to the recognition of increased gas (Gas Plus) production prices in the Neuquén basin. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from the natural decline of mature fields.

* Gross profit totaled P$499 million in 2013 quarter and P$468 million in 2012 quarter.  Margin on sales dropped to 26% in 2013 quarter from 28.2% in 2012 quarter. This decline is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

* Sales increased P$306 million to P$2,149 million in 2013 quarter, mainly due to the recovery of refined product sales prices, partially offset by lower sales volumes of crude oil, which accounted for reduced sales of P$149 million in 2013 quarter.

In 2013 quarter, total sales volumes of refined products showed a slight decrease of 1.3% to 485.7 thousand cubic meters attributable to a decline in heavy products and offset by an increase in light fuels.

*Gross profit totaled P$221 million in 2013 quarter and P$123 million in 2012 quarter, with margins on sales of 10.3% and 6.7%, respectively. This improvement is primarily attributable to the recovery of sales prices.

Petrochemicals

* In 2013 quarter, net sales decreased P$65 million to P$740 million, mainly due to reduced sales derived from the catalytic reformer plant operations, partially offset by an improvement in styrenics.

Sales revenues resulting from the catalytic reformer plant operations declined P$76 million to P$235 million in 2013 quarter, mainly due to a 37.8% reduction in sales volumes as a consequence of the plant shutdowns in 2013 quarter, partially offset by an improvement in average sales prices in Argentine pesos.

Styrenic products sales revenues rose P$11 million to P$505 million in 2013 quarter, as a consequence of a 35.6% improvement in average sales prices, in line with international reference prices, partially offset by a 24.6% decline in sales volumes attributable to the plant shutdowns in 2013 quarter.

Gross profit totaled $123 million in 2013 quarter and P$69 million in 2012 quarter. Gross margin on sales increased to 16.6% in 2013 quarter from 8.6% in 2012 quarter mainly due to the improvement in international spreads of styrenic products.

Gas and Energy

Marketing and Transportation of Gas

* Sales revenues increased P$70 million to P$384 million in 2013 quarter, mainly as a consequence of a rise in natural gas sales prices.

Revenues from gas sales rose P$72 million to P$320 million in 2013 quarter, mainly due to an improvement in average sales prices, partially offset by a decline in sales volumes which totaled 266 million cubic feet per day in 2013 quarter and 288 million cubic feet per day in 2012 quarter. The improvement in average sales prices was mainly attributable to increased volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and to an increased share of sales to industries and generation companies with higher average sales prices.

Revenues from liquid fuel sales were similar in both quarters totaling P$58 million in 2013 quarter and P$61 million in 2012 quarter. In 2013 quarter, the improvement in average sales prices allowed to offset the decline in sales volumes.

Gross profit totaled P$32 million and P$30 million in 2013 and 2012 quarters, with gross margins on sales of 8.3% and 9.6%, respectively.

Electricity

* Net sales for electricity generation decreased P$198 million to P$250 million in 2013 quarter, mainly due to the implementation of regulatory changes in the Wholesale Electricity Market (MEM), retroactive to February 2013, partially offset by an increased generation level in Pichi Picún Leufú and Ecoenergía Power Plants.

Sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,392, 406, 254 and 28 Gwh in 2013 quarter and 1,439, 292, 278 and 12 Gwh in 2012 quarter, respectively.

* Gross profit totaled P$111 million in 2013 quarter and P$85 million in 2012 quarter. Gross margin on sales increased to 44.4% in 2013 quarter from 19% in 2012 quarter. This improvement is mainly attributable to the implementation of regulatory changes in the Wholesale Electricity Market (MEM) and, to a lesser extent, improved delivery by Pichi Picún Leufú Power Plant and sales attributable to Ecoenergía under the Energía Plus regulatory framework.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2013

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney